UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place

25 Ropemaker Street

London EC2Y 9LY

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the Confidential Offering Memorandum and Consent Solicitation Statement, dated June 27, 2016, of Markit Ltd. (“Markit”) relating to the previously announced exchange offer and consent solicitation in respect of certain outstanding notes of IHS Inc. (“IHS”), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Submission of Matters to a Vote of Shareholders.

Voting Results.

At the Special General Meeting of Shareholders of Markit held on July 11, 2016 (the “Meeting”), the proposals listed below were submitted to a vote of Markit’s shareholders. The proposals are described in Markit’s Registration Statement on Form F-4 (Registration Statement No. 333-211252) filed with the Securities and Exchange Commission on June 6, 2016. At the close of business on June 10, 2016, the record date for the determination of shareholders entitled to vote at the Meeting, there were 207,792,982 common shares of Markit, each common share being entitled to one vote, constituting all of the issued and outstanding voting shares of Markit for the Meeting. At the Meeting, the holders of 190,008,635 Markit common shares were represented in person or by proxy constituting a quorum.

On July 11, 2016, IHS and Markit issued a joint press release announcing the voting results of their respective stockholder and shareholder meetings, which press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Proposal 1 – To approve the issuance of Markit common shares in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated as of March 20, 2016, between Markit Ltd., Marvel Merger Sub, Inc., and IHS Inc. (the “Merger Agreement”).

The voting results were as follows:

For	Against	Abstain
189,700,865	185,183	122,587

Proposal 2 – To approve the amendment and restatement of the bye-laws of Markit to be effective upon completion of the transactions contemplated by the Merger Agreement.

The voting results were as follows:

For	Against	Abstain
189,766,308	117,540	124,787

Proposal 3 – To approve the name change of “Markit Ltd.” to “IHS Markit Ltd.” for registration upon completion of the transactions contemplated by the Merger Agreement.

The voting results were as follows:

For	Against	Abstain
189,880,860	4,887	122,888

Because there were sufficient votes from Markit's shareholders to approve Proposals 1-3, the vote on the proposal to approve the adjournment of the Meeting, if necessary or appropriate, to solicit additional proxies was not called.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD. (Registrant)

By:	/s/ Jeffrey Gooch
Jeffrey Gooch
Chief Financial Officer

Date: July 11, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated July 11, 2016, jointly issued by IHS Inc. and Markit Ltd.